Page 1 of 14

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment ___________)*

               NORTH AMERICAN GAMING AND ENTERTAINMENT CORPORATION
           -----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   656863 10 7
           -----------------------------------------------------------
                                 (CUSIP Number)

   Ronald D. Blaylock, 5810 E. Skelly Drive, Suite 1800, Tulsa, Oklahoma 74135
       With a copy to: Mike Parsons, Esq., Glast, Phillips & Murray, P.C.
          13355 Noel Road, 2200 One Galleria Tower, Dallas, Texas 74240
    ------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 10, 1996
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Settlement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 656863 10 7                                         Page 2 of 14 Pages

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    International Tours, Inc.          ID #73-1320523

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [ ]
                                                                    (b)    [ ]

     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                    00

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    Oklahoma


           Number of          7     SOLE VOTING POWER
            Shares                    12,934,106
         Beneficially
           Owned by           8     SHARED VOTING POWER
             Each
           Reporting          9     SOLE DISPOSITIVE POWER
            Person                    12,934,106
             With
                             10     SHARED DISPOSITIVE POWER



    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    12,934,106

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44%

    14       TYPE OF REPORTING PERSON*

                    CO

                                  SCHEDULE 13D


CUSIP No. 656863 10 7                                         Page 3 of 14 Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    I.T. Financial Corporation             ID# 48-0769428

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [ ]
                                                                    (b)    [ ]

     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                    00

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    Oklahoma


           Number of          7     SOLE VOTING POWER
            Shares                        192,326
         Beneficially
           Owned by           8     SHARED VOTING POWER
             Each                      12,934,106
           Reporting
            Person            9     SOLE DISPOSITIVE POWER
             With                         192,326

                             10     SHARED DISPOSITIVE POWER
                                       12,934,106


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    13,126,432

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.7%

    14       TYPE OF REPORTING PERSON*

                    CO

                                  SCHEDULE 13D


CUSIP No. 656863 10 7                                         Page 4 of 14 Pages

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Hawes Partners             ID# Applied For

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [ ]
                                                                    (b)    [ ]

     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                    00

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    Oklahoma


           Number of          7     SOLE VOTING POWER
            Shares
         Beneficially
           Owned by           8     SHARED VOTING POWER
             Each                      13,126,432
           Reporting
            Person            9     SOLE DISPOSITIVE POWER
             With

                             10     SHARED DISPOSITIVE POWER
                                       13,126,432


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    13,126,432

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.7%

    14       TYPE OF REPORTING PERSON*

                    PN

                                  SCHEDULE 13D


CUSIP No. 656863 10 7                                         Page 5 of 14 Pages

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Edwin Hugh Hawes II           ID# ###-##-####

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [ ]
                                                                    (b)    [ ]

     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                    00

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States


           Number of          7     SOLE VOTING POWER
            Shares                          2,334
         Beneficially
           Owned by           8     SHARED VOTING POWER
             Each                      13,126,432
           Reporting
            Person            9     SOLE DISPOSITIVE POWER
             With                           2,334

                             10     SHARED DISPOSITIVE POWER
                                       13,126,432


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    13,128,766

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.7%

    14       TYPE OF REPORTING PERSON*

                    IN

                                  SCHEDULE 13D


CUSIP No. 656863 10 7                                         Page 6 of 14 Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    A. Keith Weber            ID# ###-##-####

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [ ]
                                                                    (b)    [ ]

     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                    00

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States


           Number of          7     SOLE VOTING POWER
            Shares                         93,729
         Beneficially
           Owned by           8     SHARED VOTING POWER
             Each                      13,126,432
           Reporting
            Person            9     SOLE DISPOSITIVE POWER
             With                          93,729

                             10     SHARED DISPOSITIVE POWER
                                       13,126,432


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    13,220,161

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    45%

    14       TYPE OF REPORTING PERSON*

                    IN

                                  SCHEDULE 13D


CUSIP No. 656863 10 7                                         Page 7 of 14 Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Ronald D. Blaylock              ID# ###-##-####

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [ ]
                                                                    (b)    [ ]

     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                    00

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

           Number of          7     SOLE VOTING POWER
            Shares                          5,834
         Beneficially
           Owned by           8     SHARED VOTING POWER
             Each                      13,126,432
           Reporting
            Person            9     SOLE DISPOSITIVE POWER
             With                           5,834

                             10     SHARED DISPOSITIVE POWER
                                       13,126,432


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    13,132,266

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.7%

    14       TYPE OF REPORTING PERSON*

                    IN

ITEM 1. SECURITY AND ISSUER.

         Common stock, par value $.01 per share (the "Common Stock"), of North American Gaming and Entertainment Corporation (the "Issuer"), 777 East 15th Street, Plano, Texas 75074.

ITEM 2. IDENTIFY AND BACKGROUND.

     (a)  The names of the persons filing this statement are:

          (i)  International    Tours,    Inc.,    an    Oklahoma    corporation
               ("International Tours");
          (ii) I.T. Financial Corporation, an Oklahoma corporation ("ITFC");
          (iii) Hawes Partners, an Oklahoma general partnership ("Partners");
          (iv) Edwin Hugh Hawes II ("Hawes");
          (v)  A. Keith Weber ("Weber"); and
          (vi) Ronald D. Blaylock ("Blaylock")

     (b) The principal business address of the entities, and the residence address of the natural persons, listed in (a), above, are as follows:

          (i)      International Tours -   5810 E. Skelly Drive, Suite 1800
                                           Tulsa, Oklahoma 74135

          (ii)     ITFC -                  5810 E. Skelly Drive, Suite 1800
                                           Tulsa, Oklahoma 74135

          (iii)    Partners -              5810 E. Skelly Drive, Suite 1800
                                           Tulsa, Oklahoma 74135

          (iv)     Hawes -                 Shangri-La Vista Tower
                                           Route 3
                                           Afton, Oklahoma 74331

          (v)      Weber -                 2411 W. 59th Street
                                           Mission Hills, Kansas  66208

          (vi)     Blaylock -              7638 S. Kingston Place
                                           Tulsa, Oklahoma 74136

     (c) The principal business of the entities, and the principal occupation of the natural persons, listed in (a), above, are as follows:

          (i) International Tours - services a network of independently owned travel agencies.

          (ii) ITFC - is involved in the travel agency business through its ownership of International Tours and other subsidiaries.

          (iii)Partners - is involved in the travel agency business through its ownership of stock in International Tours and ITFC.

          (iv) Hawes - the principal occupation of Hawes is Chairman of the Board of International Tours.

          (v) Weber - the principal occupation of Weber is Chairman of the Board of Midland Properties, Inc., a real estate development and management company whose principal office address is 2001 Shawnee Mission Parkway, Shawnee Mission, Kansas 66205.

          (vi) Blaylock - the principal occupation of Blaylock is President of International Tours and President of two former subsidiaries of International Tours acquired by the Issuer on June 10, 1996, GalaxSea Cruises and Tours, Inc. and IT Cruise, Inc. Currently, the principal office of each of these subsidiaries is the same as for International Tours.

     (d) None of the persons filing this report identified in subparagraph (a), above, has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of the persons filing this report identified in subparagraph (a), above, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of International Tours and ITFC is an Oklahoma corporation; Partners is an Oklahoma general partnership; and each of Hawes, Weber and Blaylock are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS, OR OTHER CONSIDERATION.

     On June 10, 1996, the Issuer acquired 100% of the issued and outstanding capital stock of GalaxSea Cruises and Tours, Inc. ("GalaxSea") and IT Cruise, Inc. ("IT Cruise") from International Tours (the "Acquisition"). Both corporations had previously been wholly-owned subsidiaries of International Tours. In connection with the Acquisition, the Issuer issued to International Tours 4,934,106 shares of Common Stock and 8,000,000 shares of Series B Convertible Preferred Stock ("Series B Preferred Stock"). The 8,000,000 shares of Series B Preferred Stock are entitled to one vote for each share issued and they vote together with the Common Stock as one class, and not as a separate class, and are convertible into 8,000,000 shares of Common Stock. As a result of the Acquisition, International Tours owns approximately 44% of the voting stock (Common Stock and Series B Preferred Stock combined as one class) of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

     The shares of Common Stock and Series B Preferred Stock acquired pursuant to the Acquisition were acquired for investment purposes. International Tours intends to review its investment in the Issuer on a continuing basis and will take such actions as its deems appropriate to preserve and enhance the value of its investment. Depending on International Tours' evaluation of a variety of factors and future developments, including, without limitation, the Issuer's business and prospects, market prices of the Common Stock, availability and alternative uses of funds, as well as general and economic conditions, International Tours and the reporting persons reserve the right to acquire additional shares of Common Stock, to dispose of some or all of their shares of Common Stock or Series B Preferred Stock or to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable by them. The Issuer has the right to call for conversion its 1,300,000 outstanding shares of Class A Preferred Stock, which is convertible into 8,240,000 shares of Common Stock, and in the event of any such call and conversion, International Tours, as part of the Acquisition, has anti-dilution protection and will, upon the issuance of such shares of Common Stock to the former holders of Class A Preferred Stock, be entitled to an additional 5,452,854 shares of Common Stock without further consideration, in order to maintain its percentage ownership of voting stock at 44%. Except as set forth above, neither International Tours nor the other reporting persons have any present plans or proposals which relate to or would result in any matter of the type described in clauses (a) - (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a) International Tours owns of record and beneficially the 4,934,106 shares of Common Stock and 8,000,000 shares of Series B Preferred Stock issued by the Issuer in connection with the Acquisition. For purposes of this Schedule 13D, the Series B Preferred Stock is treated the same as Common Stock and is deemed to be outstanding Common Stock for purposes of computing percentages and other information provided herein. ITFC beneficially owns approximately 49.38% of the outstanding shares of International Tours and Partners beneficially owns approximately 48.14% of the outstanding shares of International Tours. Moreover, Partners beneficially owns approximately 65% of the outstanding shares of ITFC. Each of Hawes, Weber and Blaylock own one-third of Partners. Consequently, the 12,934,106 shares of Common Stock and Series B Preferred Stock owned of record and beneficially by International Tours may also be deemed to be beneficially owned by each of ITFC, Partners, Hawes, Weber and Blaylock.

     In addition to the 12,934,106 shares of Common Stock and Series B Preferred Stock owned of record by International Tours and which may be deemed to be beneficially owned by ITFC, ITFC owns of record and beneficially 192,326 shares of Common Stock, resulting in total beneficial ownership of 13,126,432 shares of the Issuer. These shares may be deemed to be beneficially owned by each of Partners, Hawes, Weber and Blaylock.

     Partners does not directly own any shares of the Issuer.

     In addition to the 13,126,432 shares of Common Stock and Series B Preferred Stock which may be deemed to be beneficially owned by Hawes through his one-third partner interest in Partners, Hawes owns of record and beneficially 2,334 shares of Common Stock.

     In addition to the 13,126,432 shares of Common Stock and Series B Preferred Stock which may be deemed to be beneficially owned by Weber through his one-third partner interest in Partners, Weber owns of record and beneficially 93,729 shares of Common Stock.

     In addition to the 13,126,432 shares of Common Stock and Series B Preferred Stock which may be deemed to be beneficially owned by Blaylock through his one-third partner interest in Partners, Blaylock owns of record and beneficially 5,834 shares of Common Stock.

     (b) International Tours may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock and Series B Preferred Stock reported in Item 5(a), above, as owned by International Tours.

     ITFC may be regarded as having the shared power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock and Series B Preferred Stock owned of record by International Tours reported in Item 5(a), above, and may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned of record by it reported in Item 5(a), above.

     Partners may be regarded as having the shared power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock and Series B Preferred Stock owned of record by International Tours and ITFC reported in Item 5(a), above.

     Hawes may be regarded as having the shared power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock and Series B Preferred Stock owned of record by International Tours and ITFC reported in Item 5(a), above, and may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned of record by him reported in Item 5(a), above.

     Weber may be regarded as having the shared power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock and Series B Preferred Stock owned of record by International Tours and ITFC reported in Item 5(a), above, and may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned of record by him reported in Item 5(a), above.

     Blaylock may be regarded as having the shared power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock and Series B Preferred Stock owned of record by International Tours and ITFC reported in Item 5(a), above, and may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned of record by him reported in Item 5(a) above.

     (c) There have been no transactions by the reporting persons in the Common Stock or Series B Preferred Stock during the past 60 days except for the Acquisition.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the reporting persons as described herein.

     (e) Not applicable.

ITEM 6. CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth in this Schedule 13D, none of the filing persons are aware of any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or between any of such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1   -     Joint Filing Agreement among the filing persons.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 1996              INTERNATIONAL TOURS, INC.


                                  By:    /s/ Ronald D. Blaylock
                                         Ronald D. Blaylock, President

Dated: June 19, 1996              IT FINANCIAL CORPORATION


                                  By:    /s/ Ronald D. Blaylock
                                         Ronald D. Blaylock, President

Dated: June 19, 1996              HAWES PARTNERS


                                  By:    /s/ Ronald D. Blaylock
                                         Ronald D. Blaylock, General Partner


                                  By:    /s/ Edwin Hugh Hawes, II
                                         Edwin Hugh Hawes, II,
                                         General Partner

                                  By:    /s/ A. Keith Weber
                                         A. Keith Weber, General Partner


Dated: June 19, 1996                     /s/ Edwin Hugh Hawes, II
                                         Edwin Hugh Hawes, Individually


Dated: June 19, 1996                     /s/ A. Keith Weber
                                         A. Keith Weber, Individually


Dated: June 19, 1996                     /s/ Ronald D. Blaylock
                                         Ronald D. Blaylock, Individually

                                                                   Page 14 of 14
                                    Exhibit 1

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(f), the undersigned hereby execute this Joint Filing Agreement with respect to filing of a Schedule 13D with respect to North American Gaming and Entertainment Corporation, and declare that such statement is filed on behalf of each of the undersigned.

Dated: June 19, 1996                     INTERNATIONAL TOURS, INC.

                                         By:  /s/ Ronald D. Blaylock
                                              Ronald D. Blaylock, President

Dated: June 19, 1996                     IT FINANCIAL CORPORATION

                                         By:  /s/ Ronald D. Blaylock
                                              Ronald D. Blaylock, President

Dated: June 19, 1996                     HAWES PARTNERS


                                         By:  /s/ Ronald D. Blaylock
                                              Ronald D. Blaylock,
                                              General Partner

                                         By:  /s/ Edwin Hugh Hawes, II
                                              Edwin Hugh Hawes, II,
                                              General Partner

                                         By:  /s/ A. Keith Weber
                                              A. Keith Weber, General Partner

Dated: June 19, 1996                          /s/ Edwin Hugh Hawes, II
                                              Edwin Hugh Hawes, Individually


Dated: June 19, 1996                          /s/ A. Keith Weber
                                              A. Keith Weber, Individually


Dated: June 19, 1996                          /s/ Ronald D. Blaylock
                                              Ronald D. Blaylock, Individually